SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35485

Deregistration under Section 8(f) of the Investment Company Act of 1940

February 28, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2025. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on March 25, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Filing Date: The application was filed on December 20, 2024.

Applicant's Address: 320 South Canal Street, 50th Floor – Suite 5000, Chicago, Illinois 60606.

FSL Separate Account M [File No. 811-09167]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant currently has 96 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on July 1, 2024.

Applicant's Address: Fidelity Security Life Insurance Company, 3130 Broadway, Kansas City, Missouri 64111.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.